EXHIBIT 4(b)(xii)

LLOYDS BANKING GROUP

25 May 2012

Lord Norman Blackwell

Dear Norman,

Non executive director appointment - Lloyds Banking Group plc

Following our recent discussions, I am pleased to confirm my invitation for you to join the board of Lloyds Banking Group plc (“the company”) and certain subsidiary boards, as a non-executive director.

1.	Appointment

Subject to your acceptance of the terms set out in this letter, you are invited to serve as:

(i)	a non executive director of the board of Lloyds Banking Group plc; (‘main board appointment’)
(ii)	a non executive director of the board of each of the principal subsidiaries ie:

-	Lloyds TSB Bank plc;
-	HBOS Plc; and
-	BOS plc; and

(iii)	the Chairman of Scottish Widows Group Ltd and each of its principal subsidiaries (collectively referred to as ‘the Insurance Boards’)

2.	Term

The appointments referred to in (i) and (ii) above will commence on 1 June 2012 and the appointment referred to a (iii), will commence on 1 September 2012. The appointments are for an initial term of three years, running concurrently and expiring at Lloyds Banking Group’s AGM in 2015. Directors’ appointments are reviewable annually. Subject to satisfactory performance and Board approval, you will be invited to stand for annual re-election by the shareholders of Lloyds Banking Group Plc in relation to your main board appointment.

Subject to a review of performance and the requirements of the board at the time, non executive directors may be invited to serve for a further term of three years.

Continuation of your appointment is subject to:

•

confirmation by the Financial Services Authority (FSA) (or successor organisation) that you have been approved to carry out the relevant controlled function(s) and to this (or equivalent) status being maintained throughout your period of office. All directors are required to adhere to the standards set by the regulator in relation to approved persons. Current requirements are set out in the Statements of Principle and Code of Practice for Approved Persons (APER), a copy of which is included in your appointment pack. Directors are reminded that they must inform the FSA and the relevant company boards of any significant changes in their personal circumstances which may have an impact on their status as an approved person/director;

•	satisfactory performance and contribution to the Board and any Board committees on which you serve as assessed by the Chairman;
•

election and re-election as a director by the company’s shareholders in general meeting as required by the company’s articles of association and codes to which the company subscribes, in particular, the Financial Reporting Council’s UK Corporate Governance Code (formerly the Combined Code).

3.	Termination

You will cease to hold the office of director if:

(i)	you resign from your appointment or choose not to stand for re-election;
(ii)	the company terminates your appointment or chooses not to propose you for re-election;
(iii)	shareholders fail to elect or re-elect you;
(iv)	you fail to meet on an ongoing basis the standards expected of an approved person; or
(v)	the articles of association or any law or regulation prevents you from continuing in office.

In the case of (i) and (ii) above, there is no entitlement to notice or to compensation for loss office. However, the company will endeavour to give you reasonable notice where appropriate. You are requested to make the Chairman aware of any intention not to seek re-election so that the board can plan for orderly succession.

In the case of termination under (iii), (iv) or (v) above, your appointment will terminate automatically with immediate effect and without compensation.

4.	Board Committees

In addition to your appointment as a non executive director you will be required to serve on a minimum of two Board Committees, membership of which is subject to rotation. You will initially serve as a member of the Audit and Risk Committees.

You may also be required to serve on ad hoc Board Committees established from time to time for a specific purpose.

5.	Role

Your duties will be those required of a non-executive director. In the case of the Insurance Boards, your duties will also include those of Chairman.

(a) Non executive director

Non-executive directors have the same legal responsibilities as any other director. The Board as a whole is collectively responsible for promoting the success of the company by directing the company’s affairs. As members of the unitary board, all directors are required to:

•	provide sound leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•

set the company’s strategy having regard to its risk appetite, ensuring that the necessary financial and human resources are in place for the company to meet its objectives, and review management performance; and

•	set the company’s values and standards and ensure that its obligations to its shareholders and others are met and understood.

(b) Chairman, Insurance Boards

As Chairman of the Insurance Boards, you will be responsible for leadership of the Board including:

•	running the Board and setting its agenda;

•	ensuring that directors receive accurate, timely and clear information and that the Board as a whole is devoting its time to the right matters;

•	managing the Board and facilitating a culture of open debate, ensuring that sufficient time is allowed for discussion of complex or contentious issues;

•	ensuring that the composition of the board is appropriate for the efficient running of the business; and

•	evaluating the overall effectiveness of the Board including the collective and individual performance of directors.

6.	Key accountabilities

Non executive directors are expected to focus on the following key areas:

•	Strategy. Non-executive directors should constructively challenge management and help to develop proposals on strategy by bringing a different and external perspective to Board discussions.
•	Performance. Non-executive directors should support and scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.
•

Risk. Non-executive directors should satisfy themselves that Board discussion and decision making on risk matters is based on accurate and appropriately comprehensive information and draws, as far as they believe it to be relevant or necessary, on external analysis and input. In particular, non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust, adequate and effective.

•

People. Through membership of Board Committees, non-executive directors are responsible for determining appropriate policies, structure and levels of remuneration for executive directors and senior executive management and ensuring appropriate arrangements are in place for Board appointments and executive and non-executive succession planning.

7.	Time commitment

As a non-executive director, you are required to devote such time as is necessary for the effective discharge of your duties. The estimated minimum time commitment for your role is approx 75 -80 days per year which is made up as follows:

Base time commitment for LBG non executive directors	25 days p.a
Additional time for membership of Committees	15 days p.a
Additional time for Chairmanship of Insurance Boards	35- 40 days p.a

The boards of the principal banking subsidiaries generally meet simultaneously with the board of Lloyds Banking Group plc.

The estimated time commitment includes scheduled Board and Committee meetings relevant to your role, plus dinners, strategy sessions, attendance at the AGM and preparation for meetings. You should already have received a schedule of Board dates for 2012 but please let me know if you need any further information.

The above time commitment is based on planned events. From time to time, however, you may be required to attend ad hoc meetings at short notice. In such circumstances, you will be expected to make yourself available as required. Where appropriate, you may be expected to adjust or relinquish other appointments to ensure that you can meet the time commitments of the role(s). The agreement of the Chairman should be sought before accepting additional commitments that might affect your ability to meet the time commitments necessary to discharge your duties.

In your capacity as a director of Lloyds Banking Group plc and its subsidiaries, you may be required to attend or represent the Group at meetings with the regulator, the Government, investors or other third parties as appropriate.

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the board.

8.	Fees and expenses

The following fees are payable in respect of your appointment:

(i) Non executive base fee	£ 65,000
(ii) Fee for membership of the Audit Committee	£ 20,000
(iii) Fee for membership of the Risk Committee	£ 15,000
(iv) Fee for Chairmanship of Insurance Board	£130,000

Total fees payable:	£230,000

Fees referred to in (i), (ii) and (iii) above, are payable from 1 June 2012. As the boards of the principal banking subsidiaries meet simultaneously with the Board of Lloyds Banking Group plc, there is no separate fee.

Fees referred to in (iv) above are payable from 1 September 2012.

Fees are payable monthly in arrears and will be paid to an account held with any Lloyds Banking Group bank (ie Lloyds TSB, Bank of Scotland or Halifax). If you do not hold such an account, you will be required to open one for this purpose. Please contact the Company Secretary who will be happy to make the necessary arrangements.

All directors are encouraged to hold shares in the company. If you would like to receive all or part of your monthly fee in shares, please contact the Company Secretary who would be happy to make the necessary arrangements for you.

The company will reimburse you for all reasonable and properly documented expenses incurred by you in the performance of your duties.

9.	Outside interests and conflicts

It is accepted and acknowledged that you have personal and business interests other than those of the company. As a condition of your appointment you are required to declare any such directorships, appointments and interests to the board in writing. If you acquire any additional interests or become aware of any potential conflicts of interest, these must be disclosed to and authorised by the board as soon as they arise. Should you at any time consider taking on a new interest which might conflict with your interests as a director of the company or its subsidiaries, you must first discuss the matter with the Chairman and obtain a resolution of the board authorising such interest.

Regardless of any approval given in relation to outside interests, it is your responsibility to ensure that conflicts are duly authorised and that you can meet the time commitment required by the role.

10.	Disclosure

The company may be required to include in its annual accounts a note of any material interest that a director may have in any transaction or arrangement that the company has entered into. You must disclose any such interest as soon as possible but no later than the board meeting at which the transaction or arrangement is first discussed. A general notice that you are interested in any contracts with a particular person, firm or company is acceptable where applicable.

Various disclosure obligations are imposed on the company in relation to its directors eg directors fees, share dealings, connected persons etc. On appointment as a director, you are deemed to consent to such information being released where there is a legal or regulatory obligation to do so.

11.	Confidentiality, price sensitivity and personal dealings

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, know-how, business information or other private or confidential information relating to the business, finances or affairs of the company, or any customer of the company or any other information provided on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information. This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the company or any member of the Lloyds Banking Group.

Unless expressly authorised by the Group to do so, you should avoid making any formal or informal statements that might contravene these requirements.

In respect of your main board appointment, your attention is drawn to the requirements under both legislation and regulation in respect of price sensitive information. Directors (and their connected persons) are prohibited from dealing at any time when the director is in possession of unpublished price sensitive information and/or during any mandatory close or prohibited dealing period. During the continuation of your appointment you will be expected to comply (and to procure that your connected persons comply) where relevant with any rule of law or regulation from time to time in force in relation to dealings in shares, debentures and other securities of the company and unpublished price sensitive information affecting the shares, debentures and other securities of the company.

Details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code, will be included in your appointment pack.

The Company Secretary can provide further information and advice on these matters as required.

12.	Induction

In the course of your appointment process, the company will provide a tailored induction programme. You are entitled to request any additional information or briefings to assist you in the execution of your duties. A copy of the induction programme will be forwarded to you nearer the time of your appointment. Please contact the Company Secretary if you require any further information.

13.	Evaluation and review of performance

The performance of individual directors as well as that of the board and its committees is evaluated annually. In the interim, if there are any matters which you wish to discuss in relation to the performance of your role, please feel free to contact me.

14.	Directors’ liability indemnity and insurance

To the extent permitted by law, directors are entitled to be indemnified by the company against all costs and liabilities incurred by them in execution of their duties. A deed of indemnity is included in your appointment pack for signature and return.

You will also have the benefit of any directors’ and officers’ insurance cover maintained from time to time by the company (but this shall not oblige the company to maintain any such cover either at all, or on current terms).

15.	Independent professional advice

Occasions may arise when you require professional advice in the furtherance of your duties as a director. The Company Secretary is available to all directors to advise as required. Should you wish to consult independent advisers, you are free to do so at the company’s expense. The company will reimburse the full cost of expenditure incurred in accordance with the company’s policy, details of which are set out in the appointment pack.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Please do not hesitate to contact me for any assistance in any matters during the term of your appointment.

I look forward to working with you on our Boards.

Yours Sincerely

Sir Winfried Bischoff
Chairman
Lloyds Banking Group plc

I acknowledge receipt of the letter dated 25 May, 2012 of which this is a copy and accept the terms of appointment.

Signed
Date 10 June 2012

Enclosures:

Schedule of 2012/13 dates
Appointment pack